

Mail Stop 4561

May 17, 2007

Kristina K. Williams
Chief Financial Officer
Federal Home Loan Bank of Pittsburgh
601 Grant Street
Pittsburgh, Pennsylvania 15219

> **Re: Federal Home Loan Bank of Pittsburgh**
> **Item 4.02 Form 8-K Filed May 11, 2007**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **File No. 0-51395**

Dear Ms. Williams:

We have reviewed your filings with respect to the restatement of your 2006 financial statements to correct previously reported classifications of line items in your statements of cash flows and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

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Form 10-K/A for the Fiscal Year Ended December 31, 2006

1.   We note that you present the effects of the restatement on each of the interim cash flow statements contained in your 2006 Forms 10-Q in Exhibit 99.3 to this filing. Please tell us how you determined that this presentation is appropriate under US

GAAP, considering the requirements of paragraphs 25 and 26 of SFAS 154, and provide us other authoritative guidance you relied upon to form your conclusion.

Form 10-Q for the Quarter Ended March 31, 2007

Note 2 – Restatement of Previously Issued Financial Statements, page 32

2.   We note that you do not present the effect of the correction of the error on each financial statement line item affected for each prior period presented. Please tell us how you determined that you have complied with all of the disclosures required by paragraph 26 of SFAS 154.

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Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3423 if you any questions.

Sincerely,

Amit Pande
Assistant Chief Accountant